SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of June, 2006

Commission File Number 1-15194

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV
(Exact name of registrant as specified in its charter)

American Beverage Company-AMBEV
(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 4th Floor
04530-000 São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA DE BEBIDAS DAS AMÉRICAS – AMBEV
Corporate Taxpayer’s ID (CNPJ) No. 02.808.708/0001 -07
Corporate Registry ID (NIRE) No. 35.300.157.770

Minutes of the Board of Directors’ Meeting of Companhia de Bebidas das Américas – AmBev (“Company”), held on June 8, 2006, drawn up as a summary.

1. Date, Time and Venue: On June 8, 2006, at 10 a.m., at the Company’s headquarters, located in the City of São Paulo, State of São Paulo.

2. Attendance: Mr. Victório Carlos De Marchi, Victório Carlos De Marchi and Carlos Alves de Brito, co-chairmen, and Messers. Marcel Herrmann Telles, Carlos Alberto da Veiga Sicupira, Vicente Falconi Campos, Roberto Herbster Gusmão, José Heitor Attilio Gracioso, Luis Felipe Pedreira Dutra Leite and Johan M. J. J. Van Biesbroeck.

3. Presiding Board: Chairman: Victório Carlos De Marchi; Secretary: Rodrigo Ferraz Pimenta da Cunha.

4. Order of the Day: To deliberate on the public issue of nominative, book entry, non-share convertible, subordinated debentures of the Company.

5. Deliberations: It was deliberated upon, with the unanimous and unconditional votes of the Board members:

5.1. Approval of the Issuance of Debentures: The first public issuance of nominative, book entry, non-share convertible, subordinated debentures ("Debentures") is approved, with the following characteristics: (i) total amount of debentures: up to 260,000 (two hundred and sixty thousand); (ii) nominal value each: R$10,000.00 (ten thousand Reais); (iii) maximum value of the issue on the date of issue: R$2,600,000,000.00 (two billion six hundred million Reais); (iv) number of series: maximum 2 (two) series, with separate terms and redemption and payment dates; the sum value of the two series cannot exceed the total value of the issuance, observing the possibility of an additional or supplemental issuance as elaborated on below; (v) form, convertibility, species: nominative, book entry, non-share convertible, subordinated; (vi) date of issue: July 1, 2006; (vii) term: the term for the 1st (first) series is 3 (three) years, counting from the date of issue; the term for the 2nd (second) series is 6 (six) years, counting from the date of issue; (viii) redemption date: the redemption date for the 1st (first) series is July 01, 2009; the redemption date for the 2nd (second) series is July 1, 2012; (ix) subscription price and form of payment: the subscription price of the Debentures will be its nominal value per debenture adjusted with the interest calculated according to item (x) below, from the date of issue to the date of its effective payment, which will be in cash, in domestic currency, upon subscription; (x) remuneration: the Debentures will yield interest equivalent to a percentage of the accumulated variation of the extra-group one day Interfinance Deposit – ID average daily rate, calculated and published by the Central System for Custody and Financial Settlement of Securities – CETIP, expressed in an annual percentage rate based on 252 (two hundred and fifty two) business days, to be determined in a meeting of the Board of Directors to take place after book building has been completed by the intermediary financial institution. The remuneration will apply to the nominal value of the Debenture pro rata temporis from the date of issue, or final interest payment date, until the date of its effective payment; (xi) periodicity of the remuneration payment: interest will be paid on a quaterly basis, from the date of issue, the first payment to be made on October 01, 2006 and the last on the date of redemption of the debentures; (xii) change of nominal value: there will be no change of the nominal value of the Debentures; (xiii) planned amortization: N/A. All the Debentures will be redeemed at their nominal value on redemption date; (xiv) early redemption: N/A; (xv) early maturity: the Debentures can be declared due in advance, being required from the Company the payment of the nominal value , plus interest incurred and unpaid, calculated pro rata temporis from the date of issue until the payment date of the Debentures is declared due, in the following situations: (a) request for the voluntary bankruptcy of the Issuer, declaration of the bankruptcy of the Issuer, request for the judicial or extrajudicial recovery of the Issuer; or the liquidation, dissolution or extinction of the Issuer; (b) non-payment by the Company of any amounts due the debenture holders on the respective payment dates foreseen in the debenture issuance document; (c) failure of the Issuer to perform any obligation foreseen under the debenture issuance document, if not cured 45 (forty-five) days from the date of receipt of written notice of same from the fiduciary agent (d) such other situations as set forth in the debenture issuance document; (xvi) distribution: distribution will be public, with no established trading market, with fair and equitable treatment for all those participating in the public offer, with no early reservation, applying the book building procedure set forth in Artigo 23, paragraph 1 and Article 44 of CVM Instruction nº 400 of December 29, 2003. The time frame for the placing of the Debentures will be up to 6 (six) months, counting from the date of publication of the commencement of the offer, to take place in 90 (ninety) days counting from the date of concession for public offering registration; (xvii) partial distribution: there will not be any minimal placement quantity or value to the issue; (xviii) additional placement: the total amount of Debentures to be issued can be increased, upon the discretion of Company management, up to 20% (twenty percent) of the total value of the issue; and (xix) supplemental placement: the Company can authorize the issue lead intermediary institution, when book building so justifies, to increase the number of Debentures to be issued, according to the same conditions and price of the initial offer, up to 15% (fifteen percent) of the total issue value.

5.2. Approval of a Bridge Loan: Approval that the Directors negotiate and approve, further, a bridge loan to cover possible outlay relative to the Quinsa Transaction to due prior to the conclusion of the issuance of the Debentures.

5.3. Approval of Board of Officers Actions: Authorize the practice, by the Board of Officers of the Company, of any and all actions necessary for formalizing the issue deliberated upon in item 5.1. above, including, but not exclusively: (i) execute the debenture issuance document according to the conditions determined by this meeting and such others as the Board of Officers deem necessary; (ii) contract a fiduciary agent, intervening bank and underwriter for the Debentures, setting their fees; (iii) contract a rating agency; and (iv) contract financial institutions to intermediate the public placement of the Debentures, retaining the right to execute the respective distribution agreements, adjusting clauses and conditions and establish the remuneration of these financial institutions.

5. Closure: With no further matters to be discussed, the present Minutes were drawn up and, after being read and approved by all of the members of the Company’s Board of Directors, were duly executed. Signatures: Mr. Victório Carlos De Marchi, Victório Carlos De Marchi and Carlos Alves de Brito, co-chairmen, and Messers. Marcel Herrmann Telles, Carlos Alberto da Veiga Sicupira, Vicente Falconi Campos, Roberto Herbster Gusmão, José Heitor Attilio Gracioso, Luis Felipe Pedreira Dutra Leite and Johan M. J. J. Van Biesbroeck. Secretary: Rodrigo Ferraz Pimenta da Cunha.

São Paulo, May 23, 2006.
[Signatures]

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 8, 2006

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV

By:	/S/ João Mauricio Giffoni de Castro Neves
João Mauricio Giffoni de Castro Neves Chief Financial Officer and Investor Relations

FORWARD-LOOKING STATEMENTS

Statements contained in this press release may contain information, which is forward-looking and reflects management's current view and estimates of future economic circumstances, industry conditions, company performance, and financial results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts, such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of principal operating and financing strategies and capital expenditure plans, the factors or trends affecting financial condition, liquidity or results of operations, and the implementation of the measures required under AmBev's performance agreement entered into with the Brazilian Antitrust Authority (Conselho Administrativo de Defesa Econômica – CADE) are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.